Additional Provision for Legal Proceedings and Revision of the Earnings Report (Kessan Tanshin) for the Fiscal Year Ended March 31, 2026 (IFRS, Consolidated) OSAKA, Japan, June 5, 2026 – Takeda (TSE:4502/NYSE:TAK) (“Takeda”) today revised the “Earnings Report (Kessan Tanshin) for the Fiscal Year Ended March 31, 2026 (IFRS, Consolidated)” disclosed on May 13, 2026, which reflected the impact of the subsequent event. Takeda also resubmitted the revised XBRL information. 1. Details of the Subsequent Event On May 18, 2026 (U.S. Eastern Time), a jury in the U.S. District Court for the District of Massachusetts returned a verdict against Takeda in the AMITIZA® (lubiprostone) antitrust litigation. For the details, please refer to the press release, “Takeda Provides an Update regarding Jury Verdict in AMITIZA® (lubiprostone) Antitrust Litigation in the U.S. and Related Revision to FY2025 Financial Results”, announced on May 19, 2026. The jury verdict was a subsequent event that related to a condition that existed as of March 31, 2026. Accordingly, Takeda revised the consolidated financial results for the fiscal year, which ended on March 31, 2026 (FY2025). The amount of any liability that may ultimately be imposed on Takeda has not yet been finalized. Takeda intends to pursue post-trial motions and an appeal and will seek a stay of execution of the judgment during the pendency of the appeal. 2. Revision Takeda recorded an additional provision for legal proceedings of JPY 402.5 billion and recognized related tax benefits of JPY 58.4 billion in the consolidated financial statements for FY2025. This revision has no impact on Takeda’s Core financial results for FY2025. The year-end dividend for FY2025 remains unchanged at JPY 100 per share. Furthermore, there are no changes to the FY2026 financial forecast or Management Guidance, including the forecast for adjusted free cash flow. The annual dividend forecast for FY2026 also remains unchanged at JPY 204 per share. Takeda does not expect its FY2026 financial forecast or Management Guidance to be materially impacted by the proceedings of AMITIZA antitrust litigation during FY2026. We will continue to assess the progress and financial impacts, depending on the district court judgment expected through the second half of the calendar year 2026 and proceedings thereafter, and provide an update as necessary. Please refer to the underlined items of the attached document where revisions were made. ###

Reference: Amount Updated in FY2025 Consolidated Statements of Profit or Loss and Consolidated Statements of Financial Position